UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39233

EAST STONE ACQUISITION CORPORATION

(Exact name of registrant as specified in its charter)

2 Burlington Woods Drive, Suite 100

Burlington, MA 01803

(781) 202 9128

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Ordinary Share, one Right and one Warrant

Ordinary Shares, no par value

Rights, exchangeable into one-tenth of one Ordinary Share

Warrants, each exercisable for one-half of one Ordinary Share, each whole Ordinary Share exercisable for $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, East Stone Acquisition Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: December 22, 2022

East Stone Acquisition Corporation

By:	/s/ Alan Nan Wu
Name:	Alan Nan Wu
Title:	Director